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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 36
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by General Dynamics Corporation and Grail Acquisition Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

                 (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications on Behalf of the
                           Persons Filing Statement)
                        ------------------------------
                                With copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, originally filed with the SEC on May 4, 2001 and as amended and supplemented prior to the date hereof (the "General Dynamics Schedule 14D-9"), with respect to the offer by Grail Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation ("General Dynamics"), to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the General Dynamics Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION

     Item 8 of the General Dynamics Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On October 23, 2001, the Company announced that it was notified by the U.S. Department of Defense of its decision to recommend to the U.S. Department of Justice approval of the Northrop Grumman Offer and its decision to recommend not approving the General Dynamics Offer and General Dynamics Merger Agreement.

     On October 23, 2001, the U.S. Department of Justice instituted an action seeking to enjoin the General Dynamics Offer, the General Dynamics Transaction and the other actions contemplated by the General Dynamics Merger Agreement. The text of this complaint is attached hereto as Exhibit (a)(5)(V) and is incorporated herein by reference.


ITEM 9. EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(5)(U) Text of press release issued by the Company, dated October 23, 2001.

     (a)(5)(V) Complaint filed by the U.S. Department of Justice with the District Court for the District of Columbia on October 23, 2001 (filed as Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General Dynamics Schedule TO and incorporated herein by reference).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                NEWPORT NEWS SHIPBUILDING INC.


                                    By:   /s/ STEPHEN B. CLARKSON

                                         Name:   Stephen B. Clarkson
                                         Title:  Vice President,
                                                 General Counsel and
                                                 Secretary


Dated: October 24, 2001

                                INDEX TO EXHIBITS

Exhibit No.         Description
------------        --------------

*(a)(1)(A)          Offer to Purchase dated May 4, 2001 (filed as Exhibit
                    (a)(1)(i) to the Schedule TO of General Dynamics
                    Corporation and Grail Acquisition Corporation filed with the SEC on May 4, 2001 (the "General Dynamics Schedule
                    TO") and incorporated herein by reference).

*(a)(1)(B)          Form of Letter of Transmittal (filed as Exhibit (a)(1)(ii)
                    to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(C)          Form of Notice of Guaranteed Delivery (filed as Exhibit
                    (a)(1)(i) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(D)          Form of Letter to Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees (filed as Exhibit
                    (a)(5)(i) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(E)          Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and other Nominees
                    (filed as Exhibit (a)(5)(ii) to the General Dynamics
                    Schedule TO and incorporated herein by reference).

*(a)(1)(F)          Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (filed as Exhibit
                    (a)(5)(iii) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(G)          Summary Advertisement published on May 4, 2001 (filed as
                    Exhibit (a)(5)(v) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(2)             Letter to stockholders from William P. Fricks dated May 4,
                    2001.

(a)(3)              Not Applicable.

(a)(4)              Not Applicable.

*(a)(5)(A)          Opinion of Credit Suisse First Boston Corporation dated
                    April 24, 2001 (Included as Annex B hereto).

*(a)(5)(B)          Information Statement pursuant to Section 14(f) of the
                    Securities Exchange Act (Included as Annex A hereto).

*(a)(5)(C)          Text of press release issued by the Company, dated May 9,
                    2001, and letter from Northrop Grumman to the Company, dated May 8, 2001.

*(a)(5)(D)          Complaint filed by Patricia Heinmuller in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)          Complaint filed by Ellis Investments, Ltd. in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)          Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No.
                    2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)          Complaint filed by Efrem Weitschner, in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(H)          Complaint filed by Eric van Gelder, in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to
                    Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(I)          Text of press release, dated May 25, 2001 (filed as
                    Exhibit (a)(5)(xii) to General Dynamics' Schedule TO and incorporated herein by reference).

*(a)(5)(J)          Text of press release issued by General Dynamics, dated
                    June 4, 2001 (filed as Exhibit (a)(5)(xiii) to General
                    Dynamics' Schedule TO and incorporated herein by reference).

*(a)(5)(K)          Text of press release issued by the Company, dated June 6,
                    2001 (filed as Exhibit (a)(5)(G) to the Northrop Grumman
                    Schedule 14D-9 and incorporated herein by reference).

*(a)(5)(L)          Northrop Grumman Schedule 14D-9 filed with the SEC on
                    June 6, 2001 and incorporated herein by reference.

*(a)(5)(M)          Text of the June 2001, Volume 1 edition of the For Your
                    Benefit Newsletter, issued and distributed by the Company on June 6, 2001.

*(a)(5)(N)          Text of letter from Kent Kresa to William B. Fricks, dated
                    June 15, 2001 (filed as Exhibit (a)(5)(I) to the Northrop
                    Grumman Schedule 14D-9 and incorporated herein by reference).

*(a)(5)(O)          Text of press release issued by Northrop Grumman, dated
                    June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop
                    Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(P)          Text of press release issued by General Dynamics, dated
                    June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General
                    Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(Q)          Text of press release issued by the Company, dated
                    October 4, 2001.

*(a)(5)(R)          Text of letter from Kent Kresa to William B. Fricks, dated
                    October 4, 2001.

*(a)(5)(S)          Text of press release issued by the Company, dated
                    October 5, 2001.

*(a)(5)(T)          Confidentiality Agreement, dated October 5, 2001, between
                    Northrop Grumman and the Company (filed as Exhibit (e)(1) to the Northrop Grumman Schedule 14D-9 and incorporated herein by reference).

(a)(5)(U)           Text of press release issued by the Company, dated
                    October 23, 2001.

(a)(5)(V) Complaint filed by the U.S. Department of Justice with the District Court for the District of Columbia on October 23, 2001 (filed as Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General Dynamics Schedule TO and incorporated herein by reference).

*(e)(1) Agreement and Plan of Merger, dated April 24, 2001, among General Dynamics, the Purchaser and the Company (filed as
                    Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 25, 2001 and incorporated herein by reference).

*(e)(2) Confidentiality Agreement, dated March 26, 2001, between General Dynamics and the Company (filed as Exhibit (d)(2) to the General Dynamics Schedule TO and incorporated herein by reference).

*(e)(3) Amendment No. 1, dated as of April 24, 2001, to the Rights Agreement dated as of June 10, 1998, between the Company and First Chicago Trust Company of New York (now EquiServe Trust Company, N.A.) (filed as Exhibit 2 to the Company's Form 8-A/A dated April 25, 2001 and incorporated herein by reference).

(g)                 Not Applicable.

* Previously filed.

                                                              Exhibit (a)(5)(U)



NEWPORT NEWS
SHIPBUILDING
                                                                   NEWS RELEASE
--------------------------------------------------------------------------------

CONTACT:  Joe Fernandes - Investor Relations      Jerri Fuller Dickseski - Media
          (757) 688-6400                          (757) 380-2341


                     NEWPORT NEWS SHIPBUILDING NOTIFIED OF
                     DEPARTMENT OF DEFENSE RECOMMENDATION

          NEWPORT NEWS, Va., October 23, 2001 - Newport News Shipbuilding (NYSE: NNS) today was notified by the Department of Defense (DOD) of its decision to recommend to the Department of Justice (DOJ) approval of the Northrop Grumman (NYSE: NOC) offer to acquire Newport News Shipbuilding and its decision to recommend not approving the merger agreement between Newport News Shipbuilding and General Dynamics (NYSE: GD). Newport News Shipbuilding was also notified that the DOJ has commenced legal proceedings to prevent the proposed merger between NNS and GD.

          Newport News Shipbuilding began discussions with Northrop Grumman three weeks ago to determine whether a mutually acceptable transaction between the two companies can be negotiated. Any agreement reached between Newport News Shipbuilding and Northrop Grumman would require the approval of the Newport News Shipbuilding Board of Directors.

          Newport News Shipbuilding designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs 17,800 people and has annual revenues of approximately $2 billion. Visit NNS on the Web at www.nns.com.

          The Solicitation/Recommendation Statements, as amended, filed by Newport News Shipbuilding with the SEC with respect to the General Dynamics offer and the Northrop Grumman offer contain important information that should be read carefully before any decision is made with respect to the General Dynamics offer or the Northrop Grumman offer. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statements and other documents filed by Newport News Shipbuilding with the SEC at www.sec.gov. The Solicitation/Recommendation Statements and these other documents may also be obtained by contacting Newport News Shipbuilding Investor Relations at 757-688-6400.

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